March 20, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant

Re:	Palo Alto Networks, Inc.
Form 10-Q for the Quarterly Period Ended January 31, 2013
Filed March 4, 2013
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 4, 2012
File No. 001-35594

Ladies and Gentlemen:

Palo Alto Networks, Inc. (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 14, 2013, relating to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended January 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For example, your disclosures on page 20 indicate that the increase in services revenue for the six month period ended January 31, 2013 was primarily driven by new end-customers and, to a lesser extent, additional sales of subscription and support and maintenance services to your existing end-customer base. As another example, your disclosures on page 21 indicate that the remaining increase in sales and marketing expense during the six month period ended January 31, 2013 was primarily due to an increase in allocated costs, travel and entertainment costs, and office equipment and software costs in support of your sales efforts. In future filings, please revise your disclosures to quantify each source that contributed to a material change and discuss the reasonably likely impact on future operating results. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications. We refer you to Section III.B.3 of SEC Release 33-8350.

In response to the Staff’s comment, we will revise our disclosures in future filings to quantify each source that contributed to a material change and discuss the reasonably likely impact on future operating results.

Securities and Exchange Commission

March 20, 2013

Form 10-K for the Fiscal Year Ended July 31, 2012

Consolidated Financial Statements

Note 13. Selected Quarterly Financial Data (Unaudited), page 88

2.	Please tell us your consideration of including per share data in your selected quarterly financial data. We refer you to Item 302(a)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and proposes to include in future filings the per share data for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 20, 2013

Please contact me with any questions or comments regarding the Company’s responses at (408) 753-3754. Thank you for your assistance.

Sincerely,

/s/ Steffan C. Tomlinson
Steffan C. Tomlinson
Chief Financial Officer

cc:	Mark D. McLaughlin
Jeffrey C. True, Esq.
Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Michael D. Bobroff
Ernst & Young LLP